NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 03, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 20, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to a merger/reorganization agreement between Spinnaker ETF Series and Investment Managers Series Trust II which became effective on January 20, 2023, shareholders of THCX (old) will be converted into shareholders of THCX (new) and will receive a number of shares of THCX (new) equal in aggregate net asset value at the time of the exchange to the aggregate net asset value of such shareholder's shares of THCX (old) that they held prior to the Reorganization. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on January 23, 2023.